# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class); the aggregate amount excludes certain shares
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class)
- Riverstyx Fund, GP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class)
- Ben Franklin: type of reporting person: individual (IN), partnership (PN), other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100; shared voting power 232,106; sole dispositive power 100; shared dispositive power 232,106; aggregate amount beneficially owned 232,206 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560

## Item 4. Purpose of Transaction
Purpose of transaction: On August 22, 2025, Riverstyx Fund, LP submitted to the Issuer, via email and UPS, a notice nominating three individuals, Ben Franklin, Michael R Levin, and Lloyd M Sems, for election to the Board of Directors of the Issuer at its 2025 annual meeting. The consents of the nominees to be named in such nomination are filed herewith as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Consents of Nominees Ben Franklin Michael R Levin and Lloyd M Sems

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (08/25/2025)
- The Riverstyx Fund, LP: Ben Franklin, Manager (08/25/2025)
- Riverstyx Fund, GP: Ben Franklin, Manager (08/25/2025)
- Ben Franklin: Ben Franklin, Ben Franklin (08/25/2025)